[Nassau Broadcasting Corporation letterhead]




                                    August 21, 2000




Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Via Edgar Transmission

                    Re: Nassau Broadcasting Corporation
                        (File No. 333-36634)

Ladies and Gentlemen:

            Nassau Broadcasting Corporation (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all amendments and exhibits thereto (Registration Statement No. 333-36634) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on May 9, 2000 and amended on June 28, 2000, July 7, 2000 and July 24, 2000. The Registration Statement is being withdrawn because of unfavorable market conditions. The Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the Registration Statement.

            The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

            In addition, the Company hereby withdraws the Registration Statement on Form 8-A that it originally filed with the Commission on July 28, 2000, and amended on July 31, 2000, with respect to its Class A Common Stock.

            Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (609) 452-6017. Please also send a copy to our counsel, Phyllis G. Korff of Skadden, Arps, Slate, Meagher & Flom LLP. Her fax number is (917) 777-2694

            If you have any questions regarding this request for withdrawal, please contact Ms. Korff at (212) 735-2694.

                              Sincerely,


                              By: /s/ Michael S. Libretti
                              Michael S. Libretti
                              Executive Vice President,
                                    Operations and Finance,
                              Chief Financial Officer and Director